SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2017

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2016 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2016 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016 and 2015

(Unit : in billions of Korean Won)	2016	2015	Change
Total Assets	178,012	175,257	1.6%
Total Liabilities	104,816	107,315	-2.3%
Total Equity	73,196	67,942	7.7%

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2016 and 2015

(Unit : in billions of Korean Won)	2016 Oct.-Dec.	2015 Oct.-Dec.	Change	2016 Jan.-Dec.	2015 Jan.-Dec.	Change
Operating revenues	15,286	14,692	4.0%	60,190	58,958	2.1%
Operating income (loss)	1,268	2,679	-52.7%	12,002	11,347	5.8%
Income (Loss) before income tax	673	2,390	-71.9%	10,706	18,656	-42.6%
Net income (loss)	439	1,575	-72.1%	7,308	13,416	-45.5%
Net income (loss) attributable to owners of the company	466	1,554	-70.0%	7,241	13,289	-45.5%

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016 and 2015

(Unit : in billions of Korean Won)	2016	2015	Change
Total Assets	105,321	106,306	-0.9%
Total Liabilities	49,854	53,125	-6.3%
Total Equity	55,467	53,181	4.3%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2016 and 2015

(Unit : in billions of Korean Won)	2016 Oct.-Dec.	2015 Oct.-Dec.	Change	2016 Jan.-Dec.	2015 Jan.-Dec.	Change
Operating revenues	15,334	14,626	4.8%	60,290	58,540	3.0%
Operating income (loss)	-61	198	-131.0%	4,882	4,425	10.3%
Income (Loss) before income tax	-283	149	-289.6%	5,428	13,177	-58.8%
Net income (loss)	-218	174	-225.2%	4,262	10,166	-58.1%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jeong-soo
Name: Kim, Jeong-soo
Title: Head of Finance & IR Team

Date: February 6, 2017